UTStarcom Holdings Corp. Level 6, 28 Hennessy Road Admiralty, Hong Kong February 18, 2015

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

Mr. Gregory Dundas, Attorney-Advisor

Ms. Kathryn Jacobson, Senior Staff Accountant
Ms. Kenya Gumbs, Senior Staff Accountant

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	UTStarcom Holdings Corp.

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 18, 2014

Response dated December 18, 2014

File No. 001-35216

Dear Mr. Spirgel, Mr. Dundas, Ms. Jacobson and Ms. Gumbs:

This letter sets forth the responses of UTStarcom Holdings Corp. (the “Company”) to the comments contained in the letter dated January 22, 2015 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”).

For ease of reference, we have set forth below each of the numbered comments of the the Staff’s letter and the Company’s response thereto.

Note 3 – Divestitures, page F-29

iTV Media Inc or iTV, pages F-38 and F-40

1.	We note your response to comments 1 and 2. Please tell us your consideration of Jack Lu, Lin Song, Jason Sun, or any other decision makers (e.g., Board Members, Officers), as de facto agents of both IPTV and iTV. Refer to ASC 810-10-25-42 and 43.

Summary of Analysis:

The Company (“UT”) respectfully advises the Staff that it has performed a de facto agent analysis for both IPTV and iTV according to ASC 810-10-25-42 and 43 and concluded that:

1) For IPTV, neither Jack Lu nor the other variable interest holders of IPTV are de facto agents of UT;

2) For iTV, the two board members appointed by UT are UT’s de facto agents, while none of the other variable interest holders of iTV are de facto agents of UT. Jason Sun was a consultant of the Company during the period from October 2010 to March 2013 and served as one of the two iTV board members appointed by UT during the same period. Jason Sun resigned as both an iTV board member and consultant of the Company in March 2013. Since resigning, Jason Sun no longer has any relationships with the Company and is not a de facto agent of the Company.

Please see the detailed analysis as follow:

IPTV analysis:

Other than UT, the key variable interest holder of IPTV is Jack Lu, the sole ordinary shareholder, sole director and CEO of IPTV.

Jack Lu, former CEO of UT before the IPTV divestiture, was the person who negotiated the buyout of the IPTV business independently with a special committee formed by UT’s board comprising of two independent directors (the chairman of board and the chairman of Audit Committee). The special committee also retained outside counsel to support the negotiation and contracting phase of the divestiture. UT started to evaluate strategic options for the unprofitable IPTV business since early 2012. UT’s management and board of directors arrived at the conclusion that the best option was to divest the IPTV business. UT also obtained an appraisal and fairness opinion from a third party that supports the divestiture transaction. Subsequent to the divestiture, UT obtained annual appraisals on the valuation of the convertible bond. Jack Lu resigned from the Company in August 2012 upon completion of the IPTV divestiture and has had no further relationship with UT after his resignation from the Company.

The Company considered the following and determined that Jack Lu is not its de facto agent:

a. A party that cannot finance its operations without subordinated financial support from the reporting entity, for example, another VIE of which the reporting entity is the primary beneficiary

Jack Lu has not received any financial support from the Company after his resignation from the Company. Also, the Company has not provided any further financial support to IPTV after the divestiture.

b. A party that received its interests as a contribution or a loan from the reporting entity

Jack Lu did not receive his interests in IPTV as a contribution or a loan from the Company.

c. An officer, employee, or member of the governing board of the reporting entity

Jack Lu is not an officer, employee, nor member of the governing board of UT after his resignation from the Company.

d. A party that has either of the following:

1. An agreement that it cannot sell, transfer, or encumber its interests in the VIE without the prior approval of the reporting entity

2. A close business relationship like the relationship between a professional service provider and one of its significant clients

UT has not placed any restrictions on Jack Lu’s sale, transfer, or encumbrance of Jack Lu’s ownership interests in IPTV. Further, Jack Lu does not have any business relationships with the Company after his resignation from the Company.

The Company is not aware of any other variable interest holders of IPTV which could be considered as de facto agents of UT with respect to its interest in IPTV.

iTV analysis:

Other than UT, the key variable interest holder of iTV is Lin Song, the controlling ordinary shareholder, chairman and CEO of iTV.

Lin Song is the founder of iTV. Both the CTO and the COO of iTV have worked for Lin Song for many years. None of Lin Song, the two board members appointed by Lin Song, the CTO nor the COO of iTV has any historical relationship with the Company.

The Company considered that the two board members appointed by the Company are its de facto agents.

The Company considered the following and determined that the key variable interest holders, other than the two board members appointed by the Company, are not its de facto agents:

a. A party that cannot finance its operations without subordinated financial support from the reporting entity, for example, another VIE of which the reporting entity is the primary beneficiary

Except for the two board members appointed by the Company, none of the board members or officers of iTV or Lin Song have received financial support from the Company.

b. A party that received its interests as a contribution or a loan from the reporting entity

None of the board members nominated by UT hold any interests in iTV. None of the other board members or officers of iTV or Lin Song have received its interests as a contribution or a loan from the Company.

c. An officer, employee, or member of the governing board of the reporting entity

Except for the two board members appointed by UT, none of the board members or officers of iTV or Lin Song is an officer, employee, or member of the governing board of UT.

d. A party that has either of the following:

1. An agreement that it cannot sell, transfer, or encumber its interests in the VIE without the prior approval of the reporting entity

2. A close business relationship like the relationship between a professional service provider and one of its significant clients

Except for the two board members appointed by UT, none of the board members or officers of iTV or Lin Song has the above situations.

Based on the above, the Company is not aware of any other variable interest holders of iTV which could be considered as de facto agents of the Company.

2.	Please identify the activities that most significantly impact the economic performance of both IPTV and iTV. Additionally, please clarify for us who has the power to direct those activities. If the power is unilateral, so indicate.

The Company respectfully advises the Staff that it has identified the activities that most significantly impact the economic performance of both IPTV and iTV and gone through the assessment of who has the power to direct those activities.

IPTV analysis:

According to the divestiture agreement and convertible bond agreement, UT does not have any shareholder or board voting rights in IPTV. The activities and decisions of IPTV that are subject to the written approval from UT are all protective provisions in accordance with ASC 810-10-25-10. The day-to-day operating decisions of IPTV are made by IPTV key management, which are appointed by the IPTV board of directors. UT does not have the right to attend any board meetings or management meetings and has not attended any of these meetings since the inception of IPTV. No one on the management team of IPTV was assigned or nominated by UT. As a result, in IPTV, the power solely rests with Jack Lu, who has unilateral control. The Company believes that the activities that most significantly impact the economic performance of IPTV include the following:

1.	Hiring, terminating and compensating key management

Jack Lu has the unilateral rights to determine the hiring, termination and compensation of the key management. For example, the Company was not involved in any discussion on the hiring or the terms of employment of IPTV’s COO, such as the scope of responsibilities, salary and benefits, stock options and etc. Further, none of the agreements provide the Company with any veto rights with respect to the hiring, termination and compensation for key management.

2.	Setting strategies, operation goals and budgets

IPTV management, including Jack Lu, sets the strategies, operation goals and budgets of IPTV. There is no involvement from the Company in any stage of this process. All the strategic initiatives were only discussed internally among Jack Lu and his management team. The final strategies, operation goal and budgets are to be approved by Jack Lu. The Company could only request for the budget information after budgets have been approved. The Company does not have any rights to influence strategies, goals or budgets. Therefore, Jack Lu has the unilateral power to direct these activities. The Company will only receive quarterly financial statements as an information right contained in the convertible bond agreement.

3.	Selecting significant business partners

Currently, IPTV is leveraging on its sales channel and expertise on IPTV technology to develop media control platforms for Chinese cable companies in support of their digital cable efforts. Additionally, IPTV has been actively exploring new business opportunities in China to leverage its IPTV capabilities. The Company has no greater expertise in this technical field, nor better sales channel and customer relationships in China. Further, the Company does not have the right to and did not get involved in selecting any of the significant business partners. For example, IPTV has entered into a business partnership with JD.com for the sale of its advanced set top boxes (“STB”), which the Company was not informed or consulted on. Therefore, the Company has no power to direct these activities.

4.	Approving major R&D projects

The Company has no rights to get involved in any of phases of R&D projects in IPTV. Further, the Company does not have the expertise in this industry after the divestiture of IPTV. For example, IPTV launched a new advanced STB named “The Egg”. The Company was not aware of this new product until it was shown in the JD.com online store.

5.	Executing IPTV customer contracts

IPTV is actively executing outstanding customer contracts on IPTV equipment with the sales and R&D personnel that IPTV inherited as a result of the divestiture from UT. All future cash flows subsequent to the divestiture belong to IPTV. As UT was the contracting party to many of the outstanding IPTV customer contracts, even though the associated assets and liabilities has been passed onto IPTV, UT is involved in monitoring the assignment of such contracts to IPTV, as well as the completion, cancellation of such customer contracts, so that UT can ultimately remove such assets and liabilities from UT’s balance sheet. This is the extent to which UT is involved in IPTV’s operations and UT concluded that it does not result in UT having control of IPTV.

As such, the Company determined that it does not have the right or ability to direct any of the activities that most significantly impact IPTV’s economic performance. Jack Lu, the CEO of IPTV, as majority shareholder and sole board member has the power to direct those activities.

iTV analysis:

As mentioned in the previous response letter, according to the Articles of Association (“AoA”) of iTV, the board of directors has the power to manage, direct and supervise the business and affairs of iTV, and is authorized to make the significant decisions of iTV by simple majority vote of the Board. The day-to-day operating decisions of iTV are made by key management, which are appointed by the board of directors. Lin Song is the CEO, and he controls the board by appointing three of the five members. The Company has the right to appoint two of the members. Board decisions are made by simple majority. Therefore, the Company does not have power to control the board and consequently, any of the decisions or activities that are made by the board. Further, the Company does not have the right to assign or appoint any of iTV’s management team. The Company believes that the activities that most significantly impact the economic performance of iTV include the following activities:

1.	Hiring, terminating and compensating key management

Lin Song has the unilateral rights to determine the hiring, termination and compensation of the key management through his control over the board. Lin Song made all the decisions for the hiring of all key management and their compensations, such as the hiring of their CFO, COO and CTO. The only veto rights UT has with respect to human resources matters are the right to veto iTV from the adoption of any employee share option plans. However, this is a protective right, rather than a participating right as described in ASC 810-10-25-10. Therefore, the Company has no power to direct these activities.

2.	Setting strategies, operation goals and budgets

The iTV management team sets their strategies, operation goals and budgets. There is no involvement from the Company in any stage of this process. All strategic initiatives were only discussed internally among Ling Song and his management team, such as the marketing approach, business model, etc. While the final proposed strategies, operational goals and budgets need to be approved by the board of iTV, such decisions can be approved by a simple majority vote. Therefore, Lin Song, through his three board members, controls the setting of strategies, operation goals and budgets. The only situation where the Company has the ability to veto is if the proposed strategies or goals change the business scope of iTV. However this is a protective right, rather than a participating right as described in ASC810-10-25-10. Therefore, the Company has no power to direct these activities.

For example, the Company has asked Lin Song and management to switch to a leasing business model on its STB business in order to finance iTV’s subscriber growth. That business model would reduce the capital expenditure for iTV. However, Lin Song and management insist that buying (rather than leasing) the STBs, renting them to subscribers and collecting monthly rental fees provides a good financial return. The Company was unable to change iTV’s business model for its STB business.

3.	Selecting significant business partners

The Company has no rights to get involved in selecting significant business partners of iTV. For example, iTV entered into a business partnership with TOT Public Company Limited (“ToT”), the largest broadband service provider in Thailand, and MIRA TV, S.L., a telecom company in Spain. Both TOT and MIRA TV, S.L. are independent third parties. These decisions were made by Lin Song and his management team. Similarly, Lin Song and his management team made decisions in selecting other major vendors, including vendors for STBs and content. For example, it entered into a STB procurement agreement with TK Connect Co., Ltd. and Geniatech (HK) Co., Ltd., and did not involve or consult the Company. The Company does not have the right or ability to participate in these activities.

4.	Financing activities

In October 2012, iTV had an opportunity to deploy and operate TV services with TOT and was seeking funding. UT had a board meeting in Bangkok in late October where the UT board evaluated the opportunity, visited the onsite setup at TOT and the trial service put together by iTV. The UT board concluded that the prospect was good and decided to participate in the business in the form of convertible bonds with conditions that UT would provide funding in four different phases once the conditions for each phase were met. The conditions were:

Phase 1 – passing proof of concept and launch international content packages

Phase 2 – sign bundling marketing agreement with TOT on broadband & TV services

Phase 3 – reach 25,000 TV services subscribers

Phase 4 – reach 65,000 TV services subscribers

The UT board needs to approve the detailed materials presented by iTV demonstrating the achievement of the conditions. Once the UT board has confirmed that the conditions have been met, the funding for that phase is made. Over time, iTV achieved all four conditions. These conditions were negotiated up front, proposed by iTV management, reviewed with UT management, and finally approved by the UT board. At each of those phases, so long as the conditions were met, and detailed documentation was presented and approved by the UT Board, the funding for that phase was released. UT did not direct any of iTV’s activities in the interim. There was no specific requirement on how iTV management can use the funds. UT did not get involved nor did it have the right or ability to get involved in iTV’s operations as to how they can achieve the subscriber number. It is considered purely as a financial investment by UT, with milestones agreed up-front. UT tracks the progress and release funding if milestones are met.

It was expected that iTV would achieve cash flow break even after the 4th phase but would need further funding to continue to grow the subscriber number and develop new businesses. iTV did retain an investment banker in late 2013 to assist it in seeking further funding. At the time that UT made the convertible bond investments, UT had no intention to gain control of iTV. Additionally, UT did not have the expertise to run or control the iTV business.

5.	Making significant investments

All investments are made by the iTV management. The Company is not involved in any stage of the investments, from identification of targets to negotiation of terms, to closing of the deals. For example, in July 2014, iTV acquired a private entity called UiTV. This acquisition was initiated by Lin Song and his management team. This investment was reviewed and approved by the iTV board.

The Company has the right to veto iTV from investing in or acquiring securities of any third party as defined in the iTV articles of association, however, such veto rights do not give the Company’s right to direct this activity, such as initiating a merger or acquisition. Accordingly, this right is more protective in nature, rather than participating as described in ASC 810-10-25-10. Therefore, the Company does not have the right or ability to direct these activities.

As such, the Company determined that UT does not have the ability to direct the activities that most significantly impact iTV’s economic performance. Lin Song, the CEO of iTV, through his control of the board has the power to direct those activities. Therefore, the Company concluded that Lin Song is the primary beneficiary of iTV.

3.	It appears that virtually all of the financing for IPTV and iTV has been provided by you. Please tell us how you considered the guidance in ASC 810-10-25-38G in your determination of primary beneficiary.

The Company respectfully advises the Staff that the Company has considered and thoroughly analyzed the guidance of ASC 810-10-25-38G in determining the primary beneficiary of IPTV and iTV.

For IPTV, the Company considered the funding provided to IPTV at the time of the divestiture as the amount needed to exit the unprofitable business. Without giving adequate funding for IPTV operation for a period of time and giving up control to Jack Lu, the Company would not be able to exit the business. The Company did not provide any further funding to IPTV after the divestiture. As stated in the responses to the Staff’s comment #2 above, the Company does not have the power to direct the activities that most significantly impact the economic performance of IPTV.

For iTV, even though virtually all of the financing has been provided by UT, such financing was not adequate for UT to obtain control of iTV from Lin Song. Like many founders, even though they contribute very little cash funding to their companies, Lin Song, COO and CTO did contribute intellectual property rights and product designs at the initial start-up of iTV, and they could retain control and significant economic interests in iTV. Giving Lin Song control and significant economic interest in iTV was the key to retaining Lin Song and his management team to run the iTV business effectively. As the Company does not have the expertise to run the iTV business, in order for UT to protect its investment in iTV, it is crucial to retain Lin Song and his management team.

In late 2012 and early 2013, UT decided to invest in iTV’s convertible bond based on UT’s review of the investment proposal made by Lin Song and his management team and review of their performance against milestones proposed by iTV. UT made the investment in iTV’s convertible bond with the objective to protect and enhance UT’s investment value in iTV. The objective was not for UT to take control or obtain more power from the Lin Song.

In June 2014, to further protect the Company’s investment value in iTV, UT made a general funding commitment. There were no specified terms in this general funding agreement. Again, UT made this commitment with the objective to protect and enhance its investment value in iTV. Such general supporting commitment did not give the Company any additional economic interest, rights or power over iTV.

Like any other company that may be interested in investing in iTV, UT will need to negotiate terms on any further investments. There was no indication or guarantee that Lin Song would be willing to give up control upon further funding. Finally, as stated in the responses to the Staff’s comment #2 above, the Company does not have the power or expertise to direct the activities that most significantly impact the economic performance of iTV.

As stated in ASC 810-10-25-38G, the fact that a reporting entity’s economic interest in a VIE is disproportionately greater than its stated power to direct the activities of a VIE that most significantly impact the VIE’s economic performance is not intended to be determinative in identifying a primary beneficiary. We have considered all the interactions and transactions that we have with these two companies and concluded that we do not have control over IPTV or iTV even though we have disproportionately greater economic interest.

4.	With regard to iTV, tell us how you considered your unilateral right, as holder of majority of outstanding preference shares, to “change the business scope of any group company”, and approval right over iTV’s ability to incur indebtedness exceeding $5m in aggregate associated with convertible bond agreement, in the assessment of your power.

The Company respectfully advises the Staff that they are not unilateral rights but veto rights. In other words, the Company cannot change the business scope of any group company of iTV nor its incurring indebtedness exceeding $5 million in aggregate without obtaining majority approval of iTV’s board but can veto such change if proposed. When UT made the convertible bonds investment in iTV, according to the business model provided by iTV, iTV would achieve breakeven in terms of cash flows by the end of 2014, provided that iTV achieved its milestones and received the committed funding from UT as scheduled. Further, considering the business size and the $40 million valuation of iTV at the time the Company invested in iTV through convertible bonds, the Company believes the $5 million threshold is high enough for iTV management to run the business independently, without compromising the protection of its convertible bond investment. UT also prefers that iTV gets future funding in the form of equity so that its convertible bond investments could be further protected. Therefore, the Company considered such rights to be protective in nature, rather than participating rights as described in ASC 810-10-25-10.

5.	Please clarify whether you have any substantive kick-out rights as they relate to IPTV and iTV, and if applicable, please identify any substantive kick-out or participatory rights that might prevent you from exercising that power.

The Company respectfully advises the Staff that the Company does not have any substantive kick-out rights as they relate to IPTV or iTV. UT does not have the right or ability to remove either Lin Song or Jack Lu, who has the power to direct the activities of iTV and IPTV that most significantly impact their economic performance, respectively. As stated in ASC 810-10-25-38C, “a single reporting entity (including its related parties and de facto agents) that has the unilateral ability to exercise kick-out rights or participating rights may be the party with the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance. Protective rights held by other parties do not preclude a reporting entity from having the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance.” As described in the prior response letter and above, UT only has protective rights in both iTV and IPTV and therefore the Company does not have the power to direct the activities of either iTV or IPTV that most significantly impact their economic performance.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the 2013 Form 20-F, please contact the undersigned at +86 571 8192 0102, or our U.S. counsel, David Zhang of Kirkland & Ellis, at +852 3761 3318. Thank you.

Very truly yours,

UTStarcom Holdings Corp.

By:	/s/ Min Xu
Name: Min Xu
Title: Chief Financial Officer